EXHIBIT 3

RA Capital Management, LLC
800 Boylston Street, Suite 1500
Boston, MA 02199

December 15, 2008

Board of Directors
c/o Alan Levy, Ph.D., Chairman of the Board
Northstar Neuroscience, Inc.
2401 Fourth Avenue, Suite 300
Seattle, Washington  98121

Dear Members of the Board of Directors:

We continue to be shocked and frustrated by the complete lack of response from Northstar Neuroscience, Inc. (the “Company” or “Northstar”) to the several options it has to preserve and return value to its stockholders.  As you know, we sent a letter to each of you on July 14, 2008, in which we outlined a reasonably detailed proposal on how the Company could stop its hemorrhaging of cash, provide a distribution to its stockholders, and sell its remaining assets for as much value as possible.  Since July, the Company’s stock, which was then trading at an astonishing 30% discount to its cash balance per share, has fallen by nearly 50% and continues to trade at an even more appalling 60% discount from its cash balance per share.   Although you have refused to return capital to shareholders, you have put forth no viable business plan for the Company.  It would seem that some of you remain content to pay yourselves salaries from cash that belongs to stockholders while contributing nothing of any positive value in return.

While we acknowledge that you have recently taken some steps to reduce expenses, we reiterate that now is not the time for half-measures.  Your reduction of expenses slows value destruction but does not permit the recovery of shareholder value reflected in the Company’s cash balance.  If your strategy is to arrange for a white knight   to acquire the Company at a premium to cash, that is not a strategy but more like hope and a prayer given the current economic environment and market circumstances.  The credit crisis and market collapse we have witnessed since July have made investors and companies much less willing to pay for all but the most valued of strategic assets.  The Company’s failed programs hardly qualify as strategic assets; in fact, the market has clearly assigned them a negative enterprise value (approximately -$1.40/share, which offsets $2.40/share in cash to yield the current $1.00/share for the stock).  The only asset of value that the Company possesses is its cash; this asset should not be wasted and ought to be returned to shareholders as soon as possible that they might invest it more profitably.

Our July 14, 2008 letter speaks for itself and your silence, inaction, and inability to offer any other options are increasingly alarming. Any options you might have thought you had in July have since disappeared.  We also want to make clear that any attempt by you to merge or otherwise combine with any other public or private company, thereby inflating the enterprise value of the combined entity without increasing the share price for your existing stockholders, would further erode any potential value in Northstar shares that could be realized through a cash dividend or share buyback.  If a merger or acquisition of another company or asset were put to a stockholder vote, we would vote against such a proposal and believe that other stockholders would likely prefer to have their capital returned to them.

We again urge you to make a distribution or dividend to your stockholders as soon as possible, preferably announcing your intention to do so prior to the end of the year.  We believe that most investors have realized losses this year and that a large cash dividend would likely not have significant tax consequences for most investors. Alternatively, we urge you to craft and implement a share buy-back program, which would also have the effect of raising the share price and allowing stockholders the opportunity to salvage some of the value of their investment, possibly more tax efficiently than via a dividend.  If you indeed feel that the long term prospects for the Company are good, then buy-out any stockholders who do not share your same view.  Again, we expect you to take prompt action, including making a decision on these matters prior to the end of the year.

If you do not wish to take any of the actions outlined above because you have doubts about whether doing so is in the best interests of the stockholders, then we urge you to call a Special Meeting of the stockholders and simply ask your stockholders directly.  After all, you owe fiduciary duties to your stockholders and they continue to see the value of their investment decline in the face of your inaction.

Alan J. Levy, you are the Chairman of the Board of Directors and therefore hold a leadership position alongside John S. Bowers, Jr., making you particularly responsible for the direction of this company.  However, we also specifically recognize the role that each of the members of the board play.  Susan K. Barnes, you have a responsibility to speak out against the waste of shareholder capital. Michael Ellwein, your position with Three Arch and history at Medtronic would suggest that you have not always made a career of value destruction, so we can hardly imagine that you are comfortable letting it happen at Northstar, and yet the situation continues to deteriorate.  Albert J. Graf, you must be frustrated about the lack of any results from the Company’s management, and yet have you done all that you can to protect shareholders from management’s poor judgment?  Robert E. McNamara, as a career CFO who ought to have an appreciation for fiscal responsibility, you are permitting Northstar’s disrespect for its shareholder’s capital to continue to the detriment of your professional reputation.  Dale A. Spencer, you have had a long relationship with the Company, since 1999, but you are also a private investor, and we have to believe that some part of you is disgusted by the idea of Northstar management continuing to collect generous salaries while running an enterprise that the market has valued well below zero for nearly a year.  Carol D. Winslow, what should the investors whose capital you manage at Channel Medical Partners LP conclude about your acumen and values as a business person if you continue to sit passively by while Northstar’s management transfers the wealth of its investors into the bank accounts of its executives without creating any positive equity value whatsoever?  How long will each of you allow this to continue?  We urge you to immediately solve this problem once and for all.

We recognize that shareholders of the Company have little influence; you have the safety of a staggered board and Washington state laws of incorporation, which make a travesty of corporate governance and fiduciary duty.  Shareholders can only hope that you have the decency to give them a chance to express their wishes to you formally if you will not take immediate action to protect the value of their investment in the Company through a dividend or share buyback.  While you certainly have challenged our notion that boards represent the interests of the shareholders, we remain optimistic that, with some persistence, shareholders can prevail on even the most intransigent management and board to listen to their concerns and protect their investment or personally pay back shareholders for what, in our opinion, is a gross dereliction of fiduciary duty.

Unless we hear from you by Friday, December 19, 2008, that you intend either to take the actions urged above or call a Special Meeting of the stockholders as urged above, then we intend to submit and vigorously pursue shareholder proposals for your next annual meeting.  These proposals will, among other things, seek input from your stockholders on the issue of a distribution or dividend and/or share buy-back program and will put forth a slate of new candidates to be elected to your board of directors at that meeting.

We intend to pursue our interests here aggressively, both for our benefit and hopefully for the benefit of all stockholders, including preserving our right to take legal action against you and the Company.

Sincerely,

RA Capital Healthcare Fund, L.P.
By:  RA Capital Management, LLC, its general partner

/s/ Peter Kolchinsky

Peter Kolchinsky
Managing Member